FOR IMMEDIATE RELEASE         Contacts:  Pamela Sherry (910) 584-5171 Ext. 6768
                                         Walter Montgomery (212) 484-6721



                 LABORATORY CORPORATION OF AMERICA -TM- HOLDINGS
          NAMES CHAIRMAN THOMAS P. MAC MAHON AS CHIEF EXECUTIVE OFFICER



BURLINGTON, NC, JANUARY 7, 1997 -- The Board of Directors of Laboratory Corporation of America -TM- Holdings (LabCorp-TM-) (NYSE: LH) today announced that it has appointed LabCorp Chairman Thomas P. Mac Mahon, 50, as Chairman, President and Chief Executive Officer, effective immediately. Mr. Mac Mahon succeeds LabCorp President and Chief Executive Officer James B. Powell, MD, 58. Powell will remain a LabCorp director and serve during the transition as a consultant to the Company. He will become the Chief Executive Officer of AutoCyte, Inc. -- a newly formed company specializing in the development of advanced, automated, pap-smear testing technologies in which he is a principal investor.

Named as LabCorp Chairman on April 28, 1996, Mr. Mac Mahon had previously served as Vice Chairman since the Company was formed through the April 28, 1995, merger of Roche Biomedical Laboratories, Inc. (RBL) and National Health Laboratories Holdings Inc. (NHL). He has had a long and diverse association with businesses in clinical laboratory testing and diagnostic technology.

Prior to his new appointment as LabCorp's Chief Executive Officer, Mr.
Mac Mahon had been responsible since 1988 for all the U.S. diagnostic operations of Roche and had served as Senior Vice President of Hoffmann-
La Roche Inc., President of Roche Diagnostics Group and a member of Roche's Worldwide Diagnostics Executive Committee. Through his affiliation with Roche Diagnostic Group, he had international operational responsibility for its innovative polymerase chain reaction (PCR) technology, which has broad application for new clinical laboratory tests. As a member of the Executive Committee of Hoffmann-La Roche Inc., his responsibilities included oversight of RBL, then a subsidiary of Roche, from 1988 to 1995. Roche's U.S. subsidiary Roche Holdings, Inc. is LabCorp's largest shareholder and owns 49.9 percent of LabCorp's outstanding common shares.

"Jim Powell, a pioneer in the laboratory industry, founded one of the first independent clinical testing laboratories and is now moving on to a new entrepreneurial venture in which we wish him well. Powell and his management team have made great progress in achieving the synergies anticipated in the 1995 merger of RBL and NHL and effecting cost reductions to meet the needs of today's managed-care environment," Mr. Mac Mahon stated. "I plan to build on that strong foundation, optimizing LabCorp's excellent market position as the world's largest clinical laboratory company. To be able to focus my full attention on helping LabCorp fulfill its potential, I have elected to leave Roche, where I have spent my entire career."

Mr. Mac Mahon emphasized that Dr. Powell's departure was in no way associated with the recent government settlement and that, in fact, Dr. Powell delayed his departure to help the Company successfully bring the matter to closure.

Mr. Mac Mahon added: "I look forward to helping LabCorp fulfill its potential as a key player in an industry that is vital to health care and that -- having undergone a difficult time of transition as part of the nation's overall restructuring of health care delivery -- stands ready to meet the demands of the 21st century. In view of the overall aging of the population, the growing emphasis on preventative medicine and the increasing ability to detect diseases early due to advances in genetics, it is clear that the demand for clinical testing services will experience healthy long-term growth. With its dedicated staff, highly efficient facilities and strong partnerships with hospitals, physicians and other care providers -- LabCorp has the resources and commitment needed to meet that demand and prosper.

Mr. Mac Mahon said that his first priority is to implement a three-year plan aimed at meeting industry-wide profitability challenges. "While the synergies of the RBL-NHL merger have been greater than originally expected," he said, "LabCorp has experienced the same declining test prices and leveling of test volumes that have affected the industry as a whole. We expect our earning performance will strengthen going forward, as LabCorp takes advantage of its skilled and diligent staff, economies of scale and strategically located facilities to grow as the industry's low-cost, high-quality leader. To support this, we anticipate completing a recapitalization of the Company by late April."

A 1968 graduate of St. Peter's College, Mr. Mac Mahon received an MBA in marketing from Fairleigh Dickinson University in 1972. He joined Roche as a marketing research analyst in 1969. Mr. Mac Mahon is a member of the Board of Directors of the Health Industry Manufacturers Association and is a trustee of both St. Peter's College and Seton Hall Preparatory School. He is a past Chairman of the Board of the American Red Cross of Northern New Jersey and a past member of the Board of Directors of the Epilepsy Foundation of New Jersey.

Laboratory Corporation of America -TM- Holdings (LabCorp -TM-) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.

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The  Company noted that each of the above forward-looking statements is subject to change based on various important factors, including (without limitation) competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1995.